Mail Stop 6010
Via Facsimile and U.S. Mail

February 27, 2008

Mr. N. Anthony Coles
President and Chief Executive Officer
NPS Pharmaceuticals, Inc.
383 Colorow Drive
Salt Lake City, Utah 84108-1256

       Re: NPS Pharmaceuticals, Inc.
              Form 10-K for fiscal year ended December 31, 2006
              File No. 0-23272

Dear Mr. Coles:

      We have completed our review of your Form 10-K and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any questions.

                 Sincerely,

                 Jeffrey P. Riedler
                 Assistant Director